Filed Pursuant to Rule 424(b)(7)
Registration No. 333-175376
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $1.00 per share	7,844,391	$33.44	$262,316,435.04	$30,454.94

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices per share of the registrant's common shares as reported on the Nasdaq Global Select Market on June 28, 2011.

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 6, 2011)

7,844,391 Shares

Golar LNG Limited

Common Shares

The selling shareholders named in the section of this prospectus supplement entitled "Selling Shareholders" are offering the shares of our common stock, par value $1.00 per share, or the common shares, offered by this prospectus supplement.  These common shares were acquired by the selling shareholders in private transactions in exchange for shares held by the selling shareholders in our subsidiary Golar LNG Energy Ltd.

Our common shares trade on the Nasdaq Global Select Market under the symbol "GLNG" and on the Oslo Stock Exchange under the symbol "GOL." On June 28, 2011, the closing price of our common shares on the Nasdaq Global Select Market was $33.44 per share.  We will not receive any proceeds from the sale of our common shares by the selling shareholders.

The selling stockholders named in this prospectus supplement, or in supplements hereto, may sell all or a portion of the common stock, from time to time, in market transactions, in negotiated transactions or otherwise, and at prices and on terms which will be determined by the then prevailing market price for our common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. In addition, the selling stockholders may offer the common stock from time to time through ordinary brokerage transactions on the Nasdaq Global Select Market. See "Plan of Distribution" in the accompanying prospectus dated July 6, 2011 for additional information on the methods of sale.

Investing in our common shares involves a high degree of risk.  Please read the risks that are described in the "Risk Factors" section beginning on page S-10 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved of the common shares or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 6, 2011

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS SUPPLEMENT SUMMARY	S-1
THE OFFERING	S-5
SUMMARY FINANCIAL INFORMATION	S-6
RISK FACTORS	S-10
USE OF PROCEEDS	S-11
CAPITALIZATION	S-12
PRICE RANGE OF OUR COMMON SHARES	S-13
SELLING SHAREHOLDERS	S-14
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	S-15
DESCRIPTION OF OUR COMMON SHARES	S-16
TAX CONSIDERATIONS	S-17
EXPENSES	S-18
EXPERTS	S-19
WHERE YOU CAN FIND ADDITIONAL INFORMATION	S-20

PROSPECTUS

PROSPECTUS SUMMARY	1
RISK FACTORS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3
USE OF PROCEEDS	4
CAPITALIZATION	5
RATIO OF EARNINGS TO FIXED CHARGES	6
ENFORCEMENT OF CIVIL LIABILITIES	7
PLAN OF DISTRIBUTION	8
DESCRIPTION OF CAPITAL STOCK	10
DESCRIPTION OF OTHER SECURITIES	13
EXPENSES	22
LEGAL MATTERS	22
EXPERTS	22
WHERE YOU CAN FIND ADDITIONAL INFORMATION	22

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our common shares.

The common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, or the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The Nasdaq Global Select Market and the Oslo Stock Exchange are deemed to be appointed stock exchanges under Bermuda law.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of the common shares being offered by the selling shareholders.

S-ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus supplement which are not historical facts (including our financial forecast, if any, and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.

We and our representatives may from time to time make other oral or written statements, which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•
statements about floating storage and regasification unit, or FSRU, and liquefied natural gas, or LNG, market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•	statements about our ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;

•	our anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

S-iii

•	our ability to leverage our relationships and reputation in the shipping industry;

•	our ability to purchase and sell vessels in the future;

•	our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in "Risk Factors" in this prospectus supplement and in our annual report on Form 20-F for the year ended December 31, 2010, which is incorporated by reference herein.  The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This section summarizes some of the information that is contained later in this prospectus supplement, the accompanying prospectus or in other documents incorporated by reference in this prospectus supplement. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus supplement and the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus, including the sections entitled "Risk Factors" included on page S-10 of this prospectus supplement and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on April 28, 2011.

Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to Golar LNG Limited and all of its subsidiaries.  "Golar LNG Limited" refers only to Golar LNG Limited and not its subsidiaries.

Our Company

We are a mid-stream liquefied natural gas, or LNG, company engaged primarily in the transportation, regasification and liquefication and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units, or FSRUs, through our subsidiaries and the development of LNG projects as well as the trading of LNG cargo's.

Our strategy to become a midstream floating solution provider began in 2002 when we undertook a study to consider the conversion of an existing LNG carrier into an FSRU and continued in 2004 with a similar study for the conversion of an LNG carrier into a floating power generation plant.  In December 2005, Keppel Shipyard Limited of Singapore signed a contract with us for the first ever conversion of an existing LNG carrier into a FSRU.  In April 2007, we were awarded our first firm FSRU employment through the award of two long-term charters by Petroleo Brasileo S.A., or Petrobras, to employ the Golar Winter and the Golar Spirit as FSRUs.  Subsequent to this in 2008 and 2011, we entered into long-term charters for the Golar Freeze and the Khannur as FSRUs with the Dubai Supply Authority and Pertamina, respectively.  We are actively pursuing FSRU charters in various parts of the world.

We are also seeking to develop our activities in other mid-stream areas of the LNG supply chain, including innovative LNG solutions such as floating power generation using LNG production as well the recent creation of our commodity trading business through Golar Commodities Limited, our wholly-owned subsidiary, which enables us to manage and trade LNG cargoes.  The trading activities of Golar Commodities Limited include, without limitation, structured risk management services to outside customers, the buying and selling of physical cargoes as well as proprietary trading.  Golar Commodities Limited also provides physical and financial risk management in the LNG and gas markets for its customers around the world and strives to provide risk management expertise to help customers improve profitability.

On April 8, 2011, we completed the initial public offering of 13.8 million common units (including 1.8 million units issued following the exercise of the over-allotment option) of our subsidiary, Golar LNG Partners LP (NasdaqGS: "GMLP"), or Golar Partners.  Following the offering, our ownership of Golar Partners was reduced from 100% to 65% (including our 2% general partner interest).  Golar Partners is a Marshall Islands limited partnership that was formed by us in 2008, which owns and operates a fleet of two LNG carriers and two FSRUs under long-term charters.  The initial public offering of 13.8 million units was priced at $22.50 per unit, which resulted in gross proceeds to us of $310.5 million.

Our Fleet

As of the date of this prospectus supplement, we operated a fleet of 12 vessels, consisting of eight LNG carriers, four FSRU's (one of which is currently undergoing conversion) and a 50% equity interest in another vessel. Our current fleet represents approximately 5% of the worldwide LNG carrier fleet (of vessels larger than 100,000 cbm) by number.  We lease three LNG carriers under long-term financial leases, we own eight vessels and we have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. In April 2011, we placed orders with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of six LNG carriers with an option to acquire an additional two vessels.  We currently have three operational FSRUs and one undergoing conversion and are actively pursuing further growth as a mid-stream LNG company.

The following table lists the LNG carriers in our current fleet:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options

Operating LNG Carriers

Hilli	1975	125,000	MI	Moss	n/a (1)	n/a	n/a
Gimi	1976	125,000	MI	Moss	n/a (1)	n/a	n/a
Golar Freeze (6)	1977	125,000	MI	Moss (FSRU)	Dubai Supply Authority	2020	Terms extending up to 2025
Khannur (6)	1977	125,000	MI	Moss	Nusantara Regas (2)	2021	2026
Golar Spirit (6)	1981	128,000	MI	Moss (FSRU)	Petrobras	2018	A three-year term and an additional two-year term
Golar Mazo (3)(6)	2000	135,000	LIB	Moss	Pertamina	2017	Two additional five-year terms
Methane Princess (4)(6)	2003	138,000	MI	Membrane	BG	2024	Two additional five-year terms
Golar Winter (4)(6)	2004	138,000	MI	Membrane (FSRU)	Petrobras	2019	A three-year term and an additional two-year term
Golar Viking	2005	140,000	MI	Membrane	Qatar Gas Transport (Nikilat)	2012	n/a
Golar Grand (4)	2006	145,700	MI	Membrane	Gas Natural	2012	n/a
Golar Maria	2006	145,700	MI	Membrane	Qatar Gas Transport (Nikilat)	2012	n/a
Golar Arctic	2003	140,000	MI	Membrane	BP	2012	n/a
Gandria (5)	1977	126,000	NIS	Moss	n/a (1)	n/a	n/a

Newbuildings
Newbuilding hull 2021	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding hull 2022	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding hull 2023	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding hull 2024	2014	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding hull 2026	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding hull 2027	2014	160,000	MI	Membrane	n/a	n/a	n/a

Key to Flags:  LIB – Liberian, MI – Marshall Islands, NIS – Netherlands Antilles

(1)  Currently, the Hilli and the Gandria are laid-up in Labuan, Malaysia. The Gimi which has been in lay-up since August 2009 is to be reactivated and will go through an extensive shipyard upgrading. This vessel is expected to be available for trading and infrastructure projects beginning in August 2011.

(2) On April 26, 2011, we entered into a time charter agreement with Nusantara Regas, which is a joint venture between PT Pertamina (PERSERO), or Pertamina, and PGN (a joint venture between Pertamina and Progress Energy, Inc.)

(3) We have a 60% ownership interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.

(4) We have entered into lease financing arrangements in respect of three of our vessels, the Golar Grand, the Golar Winter and the Methane Princess, which are classified as capital leases.  When we enter into capital leases for our vessels, the vessels are recorded as assets on our balance sheet.

(5) In connection with our joint venture Bluewater Gandria we have a 50% equity interest in the Gandria with the remaining 50% owned by Bluewater.

(6) We have a 65% ownership interest in Golar Partners, which owns and operates the Golar Spirit, the Golar Mazo, the Methane Princess and the Golar Winter.  In addition, Golar Partners has the option to purchase the Golar Freeze and the Khannur.

Recent Developments

Golar LNG Energy Limited Transactions

Through a series of private transactions with international institutional investors and a related party, we acquired 80,852,079 shares of common stock of Golar LNG Energy Limited (OSE: "GOLE"), or Golar Energy, which increased our ownership of Golar Energy from 61.1% to 95.1%, as follows:

On April 28, 2011, we acquired 36,675,639 shares of Golar Energy from 25 international institutional investors in exchange for 6,052,073 of our common shares.  On April 26, 2011, we acquired 33,640,153 shares of Golar Energy from World Shipholding Limited, or World Shipholding, in exchange for 5,551,180 of our common shares.  World Shipholding is a Liberian company controlled by trusts established by our Chairman and President, Mr. John Fredriksen, for the benefit of his immediate family.  World Shipholding is also one of the selling shareholders named in this prospectus supplement and our largest shareholder.  On April 27, 2011, we acquired through a series of private transactions an additional 10,536,287 Golar Energy shares at an average price of NOK 26.80 (approximately $5.00) per share.

On May 11, 2011, we commenced a voluntary offer to purchase from the Golar Energy shareholders all of the remaining outstanding Golar Energy shares at NOK26.80 (approximately $5.00) per share. Upon the closing of this offering our ownership in Golar Energy increased to 99.4%.

In June 2011, we commenced a compulsory acquisition to acquire the remaining outstanding Golar Energy shares at NOK 26.80 per share and to delist Golar Energy from the Oslo Stock Exchange.

LNG Carriers Under Construction

In April 2011, we acquired the agreements for the construction of six LNG carriers at Samsung from a company affiliated with World Shipholding.  We acquired those agreements on the original contract terms.  Four of the LNG vessels under construction are scheduled to be delivered in 2013 and the remaining two vessels are scheduled for delivery in early 2014.  The total construction costs for these six LNG carriers is approximately $1.2 billion.  In addition, we have an option to acquire a further two vessels for delivery in 2013 and onwards.  We intend to finance the capital commitments of our newbuilding construction program from a combination of cash on hand, bank debt, cash from operations and future equity and debt issuances.

On May 30, 2011, we declared a cash dividend in the amount of $0.25 per common share for the three months ended March 31, 2011. This dividend was paid on  June 27, 2011, to shareholders of record as of June 10, 2011.

Corporate Structure

We were incorporated as a Bermuda exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May, 2001 and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  Our telephone number at that address is (441) 295-4705.  Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom.  Our website address is www.golarlng.com. The information on our website shall not be deemed a part of this prospectus.

Selling Shareholders

All of our common shares offered by this prospectus supplement hereby are being sold by six international institutional investors and World Shipholding.  We collectively refer to these shareholders throughout this prospectus supplement as the selling shareholders.  These common shares were acquired by the selling shareholders in private transactions in exchange for shares held by the selling shareholders in our subsidiary Golar LNG Energy Ltd., or Golar Energy. For additional information about our selling shareholders, please refer to the section of this prospectus supplement entitled "Selling Shareholders."

THE OFFERING

Issuer	Golar LNG Limited

Common shares offered by the selling shareholders	7,844,391

Common shares outstanding	79,947,731

Use of proceeds	All of our common shares offered hereby are being sold by the selling shareholders. We will not receive any proceeds from the sale of the common shares.

Nasdaq Global Select Market symbol	GLNG

Oslo Stock Exchange Symbol	GOL

Risk factors
Investing in our common shares involves risks. You should carefully consider the risks discussed under the caption "Risk Factors" in this prospectus supplement, page 2 of the accompanying prospectus and in the documents incorporated by reference herein, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on April 28, 2011.

Summary Financial Information

The following table sets forth our summary consolidated financial data and other data.  The summary consolidated balance sheet data in the table as of December 31, 2008, 2009 and 2010 and the consolidated income statement data for the years then ended are derived from our audited consolidated financial statements set forth in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 28, 2011, and incorporated by reference herein. The following information should be read in conjunction with the section entitled Item 5. "Operating and Financial Review and Prospects," the consolidated financial statements and related notes in our Annual Report on Form 20-F for the year ended December 31, 2010, as well as other information included in this prospectus supplement, the accompanying prospectus and the other documents we have incorporated by reference in this prospectus supplement. Please refer to the sections entitled "Where You Can Find Additional Information" in this prospectus supplement and in the accompanying prospectus for a discussion of these other filings.

The following selected historical consolidated financial information as of and for the three months ended March 31, 2011 and 2010 has been derived from our unaudited condensed consolidated interim financial statements for the three months ended March 31,2011 and 2010.  In the opinion of management, such unaudited condensed interim financial statements reflect all historical and recurring adjustments necessary for a fair statement of the results of these periods. Operating results disclosed herein are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2011.

	Three months ended March 31,		Fixed Year ended December 31,
	2011	2010	2010	2009	2008
	Unaudited	Unaudited

	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)

Income Statement Data:
Total operating revenues	67,487	53,335	244,045	216,495	228,779
Gain on sale of vessel	-	-	-	-	78,108
Vessel operating expenses (1)	14,000	13,045	52,910	60,709	61,868
Voyage and charter-hire expenses (2)	3,844	10,592	32,311	39,463	33,126
Administrative expenses	8,257	3,245	22,832	19,958	17,815
Depreciation and amortization	17,355	15,802	65,076	63,482	62,005
Impairment of long-term assets	-	-	4,500	1,500	110
Gain on sale of long-lived assets	-	-	-	-	430
Other operating losses	(3,586)	-	(6,230)	-	-
Operating income	20,445	10,651	60,186	31,383	132,393
Gain on sale of available-for-sale securities	541	762	4,196	-	-
Net financial expenses	6,904	14,620	66,961	1,692	132,761
(Loss) / income before equity in net losses of investees, income taxes and noncontrolling interests	14,082	(3,207)	(2,579)	29,691	(368)
Income taxes and noncontrolling interests	2,955	856	4,398	(10,062)	(7,215)
Equity in net losses of investees	(689)	(401)	(1,435)	(4,902)	(2,406)
Gain on sale of investee	-	-	-	8,355	-
Net income (loss) attributable to Golar LNG Ltd	16,348	(2,752)	384	23,082	(9,989)
Earnings (loss) per common share- basic and diluted (3)	0.24	(0.04)	0.01	0.34	(0.15)
Cash dividends declared and paid per common share (4)	0.30	-	0.45	-	1.00
Weighted average number of shares – basic (3)	68,031	67,127	67,173	67,230	67,214
Weighted average number of shares - diluted (3)	68,239	67,211	67,393	67,335	67,214

Balance Sheet Data (as of end of year):
Cash and cash equivalents	128,691	82,119	164,717	122,231	56,114
Restricted cash and short-term investments (5)	26,446	39,779	21,815	40,651	60,352
Amounts due from related parties	448	490	222	795	538
Long-term restricted cash (5)	191,652	546,952	186,041	594,154	557,052
Equity in net assets of non-consolidated investees	19,717	20,922	20,276	21,243	30,924
Vessels and equipment, net	1,119,820	986,471	1,103,137	653,496	668,141
Vessels under capital lease, net	514,287	649,798	515,666	992,563	893,172
Total assets	2,090,485	2,395,174	2,077,772	2,492,436	2,359,729
Current portion of long-term debt	92,028	73,949	105,629	74,504	71,395
Current portion of obligations under capital leases	5,924	20,483	5,766	8,588	6,006
Long-term debt	681,871	694,752	691,549	707,722	737,226
Obligations under capital leases (6)	411,924	761,929	406,109	844,355	784,421
Noncontrolling interests (7)	186,202	157,908	188,734	162,673	41,688
Stockholders' equity	415,462	480,132	410,588	495,511	452,145
Common shares outstanding (3)	68,199	67,577	67,808	67,577	67,577

Cash Flow Data:
Net cash provided by operating activities	24,303	970	51,710	43,763	48,495
Net cash (used in) provided by investing activities activities	(20,431)	(20,082)	364,736	(56,460)	(83,548)
Net cash (used in) provided by financing activities	(39,898)	(21,000)	(373,960)	78,814	(94,572)

Fleet Data (unaudited)
Number of vessels at end of period (8)	12	12	12	13	14
Average number of vessels during period (8)	12	12	12.7	13	13
Average age of vessels (years)	18.1	15.9	17.8	15.6	13.9
Total calendar days for fleet	1,080	1,170	4,644	4,892	4,836
Total operating days for fleet (9)	720	643	2,939	3,351	3,617

Other Financial Data (Unaudited):
Average daily time charter equivalent earnings (10)	$80,700	$47,100	$57,200	$47,400	$47,500
Average daily vessel operating costs (11)	$12,963	$12,079	$12,080	$13,410	$13,041

	Three months ended March 31,		Fiscal year ended December 31,
	2011	2010	2010	2009	2008
	Unaudited	Unaudited
Total operating revenues	67,487	53,335	244,045	216,495	228,779
Voyage expenses	(3,844)	(6,722)	(20,959)	(20,093)	(24,483)
	63,643	46,613	223,086	196,402	204,296
Unaudited:
Calendar days less scheduled off-hire days	789	990	3,901	4,145	4,298
Average daily TCE (to the closest $100)	80,700	47,100	57,200	47,400	47,500

Footnotes

(1) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2) All of our vessels are operated under time charters. Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

Charter-hire expense refers to the expenses related to vessels chartered-in under operating leases.

(3) Basic earnings per share is calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding.  Treasury shares are not included in this calculation.  The calculation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(4) During 2010, our board of directors also declared and paid three special dividends (with an aggregate monetary value of $0.73 per share) to our common shareholders that each consisted of the distribution of one share of Golar Energy for every seven shares of Golar LNG Limited held.

(5) Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments and as of December 31, 2008, deposits made in accordance with our contractual obligations under our equity swap line facilities.  .

(6) During the years presented, we have entered into lease financing arrangements in respect of eight of our vessels. In respect of six of these leases we borrow under term loans and deposit the proceeds into restricted cash accounts.  Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on those deposits, will equal the approximate remaining amounts we owe under the capital lease arrangements. When interest rates increase and there is a surplus, in the restricted cash account, that surplus is released to working capital. Similarly, when interest rates decrease and there is a deficit, those deficits are funded out of working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the related term loans. During 2010, the outstanding lease liability on five vessels was settled, when we repaid the respective lease financing obligations out of the related restricted cash deposits.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets on our balance sheet.  This accounting treatment has the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  As of March 31, 2011, our restricted cash balance with respect to our lease financing arrangements was $197.0 million.

(7) Noncontrolling interests refers to a 40% ownership interest held by CPC Corporation, Taiwan in the Golar Mazo and 39% (as of March 31, 2011) held in Golar Energy.

(8) In each of the periods presented above, we had a 60% ownership interest in one of our vessels and a 100% ownership interest in our remaining vessels except for in 2008 and 2009 when we had chartered-in two vessels under short-term charters and in 2010 when we chartered-in one vessel.

(9) The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire.  We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(10) Represent the average time charter equivalent, or TCE of our fleet. TCE rate is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other companies.

(11) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

RISK FACTORS

An investment in our common shares involves a high degree of risk, including the risks described below and in the accompanying prospectus and the documents incorporated by reference herein. Our business, financial condition, and results of operations could be materially and adversely affected by any of these risks. The trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described in the accompanying prospectus and the documents incorporated by reference herein.

Before you decide to invest in our common shares, you should carefully consider the risks described below and the risks and discussion of risks under the heading "Risk Factors" beginning on page 2 of the accompanying prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 28, 2011, as well as other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference in this prospectus supplement that summarize the risks that may materially affect our business. Please refer to the sections entitled "Where You Can Find Additional Information" in this prospectus supplement and in the accompanying prospectus for discussions of these other filings.

Risks Related to this Offering

Our Chairman and President, Mr. Fredriksen, through his indirect influence over World Shipholding, one of the selling shareholders, may continue to be able to exercise effective control over us and may have conflicts of interest with our other shareholders.

As of the date of this prospectus supplement, World Shipholding owned 36,755,080 shares or 45.97% of our outstanding common shares.  For so long as World Shipholding is indirectly influenced by Mr. Fredriksen and owns a significant percentage of our outstanding common shares, Mr. Fredriksen may be able to exercise effective control over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bylaws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Mr. Fredriksen, through World Shipholding, may not necessarily act in accordance with the best interests of other shareholders. The interests of Mr. Fredriksen may not coincide with the interests of other holders of our common shares. To the extent that conflicts of interests may arise, Mr. Fredriksen, through World Shipholding, may vote in a manner adverse to us or to you or other holders of our securities.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur.  These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

USE OF PROCEEDS

All of the common shares offered hereby are being sold by the selling shareholders.  We will not receive any proceeds from the sale of common shares by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011 on a historical basis and on an as adjusted basis to give effect to the following:

•	The acquisition in April 2011 of 33,640,153 shares of Golar Energy from World Shipholding, in exchange for 5,551,180 of our common shares issued at $30.30 in June 2011;

•	The acquisition in April 2011 of 36,675,639 shares of Golar Energy from international institutional investors in exchange for 6,052,073 of our common shares issued at $30.30;

•	The acquisition on April 27, 2011 of 10,536,287 shares of Golar Energy through a series of private transactions for an average price of NOK26.80 ($5.00) per share;

•
The acquisition of 11,616,749 shares of Golar Energy at NOK 26.80 (approximately $5.00) per share. This assumes that the compulsory acquisition from unrelated parties of 1,179,977 Golar Energy shares, representing 0.6% of Golar Energy's outstanding shares, was completed prior to the date of this prospectus supplement; and

•	Payment of issuance costs of $2.2 million and estimated incremental $0.5 million related administration costs.

There have been no significant adjustments to our capitalization since March 31, 2011, as so adjusted.  You should read the adjusted capitalization table information below in conjunction with "Use of Proceeds" and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus.

(In thousands of U.S. $)	As of March 31, 2011
	Actual	Adjusted

Cash and cash equivalents (1)	128,691	15,241
Restricted cash and short-term investments (2)	218,098	218,098
Total cash, cash equivalents, restricted cash and short-term investments	346,789	233,339

Debt (3):
Current portion of long-term debt	92,028	92,028
Current portion of long-term capital leases	5,924	5,924
Long-term debt	681,871	681,871
Obligations under capital leases	411,924	411,924
Total debt	1,191,747	1,191,747

Equity:
Share capital	68,199	79,802
Additional paid-in capital	105,340	317,968
Other equity interests attributable to the shareholders	241,923	237,875
Stockholders' equity	415,462	635,645
Non-controlling interests	186,202	57,491
Total capitalization	1,793,411	1,884,883

_______________________
(1)
Cash and cash equivalents excludes (i) the gross proceeds of $310.5 million received from the Golar Partners public offering in April 2011, (ii) the newbuild installment payments totaling approximately $120 million made during April 2011; and (iii) the payment of dividends of approximately $20.0 million in June 2011.

(2)
Under our financing lease arrangements relating to the Methane Princess and the Golar Grand, we maintain restricted cash deposits that, together with interest earned on the deposits, are used solely to pay lease rentals due on our lease obligation. In addition, restricted cash includes a balance of $15.8 million as of March 31, 2011 that relates to the Golar Mazo loan facility, representing interest and principal payments required to be held by a trust company for defined future periods.

(3)	All of our outstanding debt as of March 31, 2011 is secured by mortgages covering our vessels.

PRICE RANGE OF OUR COMMON SHARES

Our common shares have traded on the Oslo Stock Exchange, or OSE since July 12, 2001 under the symbol "GOL" and on the Nasdaq Global Select Market since December 12, 2002 under the symbol "GLNG."

The following table sets forth, for the months of April, May and June 2011 the high and low prices for our common shares on the OSE and the Nasdaq Global Select Market.

	OSE		NASDAQ
	High	Low	High	Low

April 2011	NOK 171.50	NOK 139.50	$32.99	$25.31

May 2011	NOK 186.00	NOK 159.50	$34.15	$26.63

June 2011*	NOK 186.00	NOK 162.00	$34.75	$29.42

*As of June 24, 2011.

Please see Item 9. "Offer and Listing" in our annual report on Form 20-F for the fiscal year ended December 31, 2010, filed on April 28, 2011, which is incorporated by reference in this prospectus supplement.

SELLING SHAREHOLDERS

Based solely upon information furnished to us, the following table sets forth certain information about the selling shareholders.

Shareholder	Shares beneficially owned prior to this offering	Number of shares offered	Shares beneficially owned giving effect to this offering

	Number	Number	Number	Percentage (1)

World Shipholding Limited (2)	36,755,080	5,551,180	31,203,900	39.0%

Oceanic Hedge Fund	693,543	497,029	196,514	*

Dukat AS	189,769	189,769	0	*

Ashburton (Jersey) Ltd.	100,000	82,508	17,492	*

Skagen Vekst Verdipapirfond	186,611	186,611	0	*

Skagen Kon-Tiki Verdipapirfond	1,325,272	1,325,272	0	*

Skagen Vekst III Verdipapirfond	12,022	12,022	0	*

* Less than 1%

(1) Percentages are based on 79,947,731 common shares outstanding as of the date of this prospectus supplement.

(2) World Shipholding Limited is a Liberian company controlled by trusts established by our Chairman and President, Mr. John Fredriksen, for the benefit of his immediate family.  For information relating to Mr. Fredriksen and World Shipholding Limited, please refer to the section of our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 28, 2011, entitled Item 6. "Directors, Senior Management and Employees—A. Directors and Senior management."

The common shares offered hereby were acquired by the selling shareholders in private transactions not involving a public offering, and these common shares are therefore treated as "restricted securities" for purposes of Rule 144.  Please read the section of the accompanying prospectus entitled "Plan of Distribution." Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act of 1933, as amended, or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On April 26, 2011, we acquired 33,640,153 shares of Golar Energy from World Shipholding in exchange for 5,551,180 of our common shares that were issued in June 2011.

Please see Item 7 "Major Shareholders and Related Party Transactions" in our annual report on Form 20-F for the year ended December 31, 2010 filed on April 28, 2011, which is incorporated by reference in this prospectus supplement.

DESCRIPTION OF OUR COMMON SHARES

Please refer to the section entitled "Description of Capital Stock" on page 10 of the accompanying prospectus for a summary description of our common shares being offered by the selling shareholders hereby.

TAX CONSIDERATIONS

You should carefully read the discussion of the principal U.S. federal income tax and Bermuda tax considerations associated with our operations and the acquisition, ownership and disposition of our common shares set forth in the section of our Annual Report on Form 20-F for the year ended December 31, 2010, entitled Item 10. "Additional Information—E. Taxation," which provides certain additional information that may be relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder (as each term is defined in the discussion included in our Annual Report for the year ended December 31, 2010 on Form 20-F).

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities offered hereby, all of which will be paid by us.

Commission registration fee	$30,454.94

Legal fees and expenses	$120,000

Accounting fees and expenses	$32,000

Miscellaneous	$10,000

Total	$192,454.94

* All amounts are estimated except the Commission registration fee.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission.  You may read and copy any document that we file and obtain copies at prescribed rates from the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Further information about our company is available on our website at http://www.golarlng.com.  The information on our website does not constitute a part of this prospectus.

Information Incorporated by Reference

The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934:

•
Our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 28, 2011, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•	Our Current Report on Form 6-K, furnished to the Commission on May 16, 2011, which contains information relating to our voluntary offer to purchase the remaining shares of Golar Energy; and

•	Our Current Report on Form 6-K, furnished to the Commission on July 1, 2011, which contains our unaudited condensed interim financial statements for the three months ended March 31, 2011.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain current reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Golar LNG Limited
Attn: Georgina Sousa
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(441) 295-6935

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the Nasdaq Global Select Market, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

7,844,391 Shares

Golar LNG Limited

Common Shares

PROSPECTUS SUPPLEMENT

July 6, 2011